UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Nasdaq Annual Meeting Deficiency Letter

On January 12, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) received a letter (the “Nasdaq Annual Meeting Deficiency Letter”) from the Listing Qualifications Staff of Nasdaq, notifying the Company that since the Company has not yet held an annual meeting of shareholders within twelve (12) months of the end of the Company’s fiscal year end, it no longer complies with the Listing Rules for continued listing, in particular, Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620 which specifies the securities subject to the annual meeting requirement.

The Nasdaq Annual Meeting Deficiency Letter received has no immediate effect on the Company’s Nasdaq listing. Nasdaq has provided the Company with forty-five (45) calendar days to submit a plan to regain compliance, and if the plan is accepted, the Company can be granted an extension of up to 180 calendar days from the date of the Company’s fiscal year end, or until June 29, 2026, to regain compliance.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5620, there can be no assurance that the Company will be able to regain compliance with the Listing Rules or will otherwise be in compliance with other Nasdaq continued listing requirement. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Nasdaq Listing Rule 5815(a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer